ANNUAL INFORMATION FORM

For the year ended December 31, 2010
Dated as of march 25, 2011

P.O. Box 41, Axa Place
Suite 1660, 999 West Hastings Street
Vancouver, B.C.V6C 2W2 Canada
Phone: (604) 681-9512
Fax: (604) 688-9532

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EXTORRE GOLD MINES LIMITED

PRELIMINARY NOTES

Date of Information

In this Annual Information Form (the “AIF”), unless the content otherwise requires, references to “our”, “us”, “it”, “its”, “the Company” or “Extorre” mean Extorre Gold Mines Limited and its subsidiaries. All the information contained in this AIF is as at December 31, 2010, the last day of the Company’s most recently completed financial year, unless otherwise indicated.

Currency

All dollar amounts referenced in this AIF are expressed in Canadian dollars, unless otherwise indicated.

Conversion Table

For ease of reference in this AIF, the following conversion factors from metric measurements into imperial equivalents are provided:

To Convert from Metric	To Imperial	Multiply by

Hectares (ha)	Acres	2.471
Metres (m)	Feet (ft)	3.281
Kilometres (km)	Miles	0.621
Tonnes	Tons (2000 pounds)	1.102
Grams/tonne (g/t)	Ounces/ton (troy/ton)	0.029

Cautionary Statements Regarding Forward Looking Statements

This AIF contains “forward looking information” and “forward-looking statements” (together, “forward-looking statements”) within the meaning of securities legislation in Canada and the United States Private Securities Litigation Reform Act of 1995.Such forward-looking statements concern the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Statements concerning reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of the Company’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Such factors and assumptions include, amongst others, the effects of general economic conditions, changing foreign exchange rates and actions by government authorities, uncertainties associated with negotiations and misjudgements in the course of preparing forward-looking statements. In addition, there are also known and unknown risk factors which may cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

•	risks related to the Company’s lack of revenues from operations and its continued ability to fund ongoing and planned exploration and possible future mining operations;
•	risks related to the Company’s history of losses, which may continue to occur in the future;
•	risks related to the on-going credit crisis centred in the United States and the Company’s ability to raise money in the future to fund its operations;
•	risks related to its ability to successfully establish mining operations or profitably produce precious or other metals;
•	risks related to differences between U.S. and Canadian practices for reporting mineral resources and reserves;
•	uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that any possible future development activities will result in profitable mining operations;
•
risks related to reserves and mineral resource figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated;

•
changes in the market price of gold and silver, and other minerals which in the past has fluctuated widely and which could affect the profitability of possible future operations and financial condition;

•	risks related to currency fluctuations;
•	risks related to the inherently dangerous activity of mining, including conditions or events beyond the Company’s control;
•	risks related to the Company’s primary property being located in Argentina, including political, economic, and regulatory instability;
•	uncertainty in the Company’s ability to obtain and maintain certain permits necessary for current and anticipated operations;
•	risks related to the Company being subject to environmental laws and regulations which may increase the costs of doing business and/or restrict operations;
•	risks related to land reclamation requirements which may be burdensome;
•	risks over the uncertainty in the Company’s ability to attract and maintain qualified management to meet the needs of anticipated growth and risks relating to its ability to manage growth effectively;
•	risks related to Extorre held mineral properties being subject to prior unregistered agreements, transfers, or claims and other defects in title;
•
risks related to increased competition that could adversely affect the Company’s ability to attract necessary capital funding or acquire suitable producing properties for mineral exploration in the future;

•	risks related to officers and directors becoming associated with other natural resource companies which may give rise to conflicts of interests;
•	the volatility of the Company’s common share price and volume;
•	tax consequences to United States shareholders; and

•	risks relating to potential claims by indigenous people over the Company’s mineral properties.

The above list is not exhaustive of the factors that may affect our forward-looking statements. Some of the important risks and uncertainties that could affect forward-looking statements are described further in this AIF. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements. Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.

Cautionary Note to United States Investors Regarding Mineral Reserve and Resource Estimates

This AIF has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (“CIM Standards”). These definitions differ from the definitions in the United States Securities and Exchange Commission’s (the “SEC”) Industry Guide 7 under the United States Securities Act of 1933, as amended (the “Securities Act”). Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101 and the CIM Standards; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this AIF and the documents incorporated by reference herein contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Glossary of Terms

Ag - symbol used for silver in the periodic table of elements.

Alteration- any change in the mineral composition of a rock brought about by physical or chemical means.

Andesite - a dark-colored, fine-grained extrusive rock that, when porphyritic, contains phenocrysts composed primarily of zoned sodic plagioclase and one or more of the mafic minerals.

As- symbol used for arsenic in the periodic table of elements.

Assaying- laboratory examination that determines the content or proportion of a specific metal (e.g. silver) contained within a sample.  Technique usually involves firing/smelting.

Au - symbol used for gold in the periodic table of elements.

Breccia -a rock in which angular fragments are surrounded by a mass of fine-grained minerals.

Bulk Sample-a collection of representative mineralized material whose location, geologic character and metal assay content can be determined, and then used for metallurgical or geotechnical testing purposes.

Carbon In Leach-a recovery process in which a slurry of gold ore, carbon granules and cyanide are mixed together. The cyanide dissolves the gold content and the gold is absorbed in the carbon. The carbon is subsequently separated from the slurry for further gold removal.

Channel Sampling-cutting a groove in a rock face or outcrop to obtain material for sampling.

Chip Sampling -taking of small pieces of rock with a pick along a line, or at random, from the width or face of an exposure or outcrop for exploration sampling.

Clastic -fragments of minerals and rocks that have been moved individually from their places of origin.

Cu - symbol used for copper in the periodic table of elements.

Cut-off grade - the lowest grade of mineralized material that qualifies as resource in a deposit.
i.e. contributing material of the lowest assay that is included in a resource estimate.

Diorite - an intrusive igneous rock.

Diamond Drilling- a type of rotary drilling in which diamond bits are used as the rock-cutting tool to produce a recoverable drill core sample of rock for observation and analysis.

Dip- the angle that a structural surface, a bedding or fault plan, makes with the horizontal, measured perpendicular to the strike of the structure.

Disseminated - where minerals occur as scattered particles in the rock.

Epithermal - low temperature hydrothermal process or product.

Exploration - work involved in searching for ore, usually by drilling or driving a drift.

Fault - a fracture or break in rock along which there has been movement.

Feasibility Study- means a comprehensive study of a mineral deposit in which all geological, engineering, legal, operating, economic, social, environmental and other relevant factors are considered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production.

Felsic-an adjective describing an igneous rock having mostly light colored minerals and rich in silica, potassium and sodium.

Grade-the metal content of rock with precious metals, grade can be expressed as troy ounces or grams per tonne of rock.

Hg - symbol used for mercury in the periodic table of elements.

Hydrothermal - the products or the actions of heated waters in a rock mass such as a mineral deposit precipitating from a hot solution.

Ignimbrite -a felsic volcanic tuff in which the fragments were welded together as the tuff cooled.

Intrusion/ Intrusive- molten rock that is intruded (injected) into spaces that are created by a combination of melting and displacement.

Magnetometer-an instrument for detecting and measuring changes in the earth's magnetic field, including those in different rock formations which may indicate the presence of specific minerals.

Metallurgy - the study of the extractive processes which produce minerals from their host rocks.

Metallurgical Tests- are scientific examinations of rock/material to determine the optimum extraction of metal contained. Core samples from diamond drill holes are used as representative samples of the mineralization for this test work.

Mineral - a naturally formed chemical element or compound having a definitive chemical composition and usually a characteristic crystal form.

Mineralization - a natural concentration in rocks or soil of one or more metalliferous minerals.

Mineral Resource-is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

Net Smelter Return Royalty/ NSR Royalty-a phrase used to describe a royalty payment made by a producer of metals based on gross metal production from the property, less deduction of certain limited costs including smelting, refining, transportation and insurance costs.

Open Pit- a mining method whereby the mineral reserves are accessed from surface by the successive removal of layers of material usually creating a large pit at the surface of the earth.

Outcrop -the part of a rock formation that appears at the surface of the ground.

Oxide -a compound of oxygen with another element.

Phyllic Alteration–a hydrothermal alteration common in porphyry base-metal systems.

Porphyry -any igneous rock in which relatively large crystals are set in a fine-grained matrix of rock.

Pre-feasibility study – a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established and an effective method of mineral processing has been determined, and includes a financial analysis based on reasonable assumptions of technical, engineering, legal, operating, economic, social, and environmental factors and the evaluation of other relevant factors.

Pyroclastic -produced by explosive or aerial ejection of ash, fragments, and glassy material from a volcanic vent; applied to the rocks and rock layers as well as to the textures so formed.

Quartz - crystalline silica; often forming veins in fractures and faults within older rocks.

Reverse Circulation (RC) Drilling-a type of percussion drilling where hammer force is transmitted down a length of steel drill rods to a rotating bit that breaks the rock into chips. The rock chips are forced to the surface using air or water forced down the outer chamber of a twin-walled drill rod and driven back to the surface through the inner chamber. The rock chips are then collected for analysis.

Rhyolite -a group of extrusive igneous rocks, typically porphyritic and commonly exhibiting flow texture, with phenocrysts of quartz and alkali feldspar in a glassy to cryptocrystalline groundmass; also, any rock in that group; the extrusive equivalent of granite.

Sampling -taking a sample of rock or material in order to test and assay its mineral composition.

Sediments/Sedimentary-rocks formed by the deposition of sediment or pertaining to the process of sedimentation.

Shear zone - a zone in which shearing has occurred on a large scale so that the rock is crushed and brecciated.

Silification- the in situ alteration of a rock, which involves an increase in the proportion of silica minerals.

Tuff -a general term for all consolidated pyroclastic rocks.

Stock work -a mineral deposit consisting of a three-dimensional network of planar to irregular veinlets closely enough spaced that the whole mass can potentially be mined.

Vein - a thin, sheet-like, crosscutting body of hydrothermal mineralization, principally quartz.

Volcanics- those originally molten rocks, generally fine grained, that have reached or nearly reached the Earth’s surface before solidifying.

Mineral Application Process in Argentina

The laws, procedures and terminology regarding mineral title in Argentina differ considerably from those in the United States. According to Argentine Political State Organisation, the mines (and their minerals) belong to the provinces on where they are located, which grant the exploration permits and mine concessions to the applicants. However, the Argentinean Federal Government is entitled to enact the National Mining Code, which is applicable to the whole country, while the provinces have the power to regulate the procedural aspects of the Mining Code through each Provincial Mining Procedure Code and to organize the concession and enforcement authorities.

In general, a similar concept applies to the environmental aspects related to mining activities. Although the Mining Code includes a chapter that regulates the main aspects of environmental regulations, provinces are the enforcement authorities. Furthermore, in application of Section 121 and Section 41 of the Argentine Constitution, many provinces have also enacted additional environmental laws, which directly or indirectly are applicable to mining activities.

The Mining Code

The rights, obligations, and procedures for the acquisition, exploration, exploitation, and use of mineral substances in Argentina are regulated by the Mining Code. The Mining Code establishes three classes of minerals, two of which are: (i) the main metalliferous substances such as gold, silver, copper, and lead whose ownership is vested in the provincial government, which in turn grants exploitation concessions to private companies; and (ii) the other metalliferous substances, which include earthy minerals and industrial minerals that belong to the land owner. Except for minerals contained in this last category, mineral rights in Argentina are separate rights from surface ownership rights. Creek bed and placer deposits, as well as abandoned tailings and mine waste rock deposits, are included in the latter mineral class.

Description of “Exploration” and “Mining” Permits

There is no actual ground staking of mineral claims for securing mineral rights in Argentina. Mineral rights are acquired by application to the government for concessions to seek, own and sell minerals located within a specified parcel of land. Generally, all persons or entities qualified to acquire and possess real estate can obtain mineral rights. The levels of mineral rights and titles are described below:

Cateo

A cateo is an exploration concession which does not permit mining but gives the owner a preferential right to a mining concession for exploitation of minerals discovered in the same area. Cateos are measured in 500 hectare unit areas. A cateo cannot exceed 20 units (10,000 hectares). No person may hold more than 20 permits or 400 units in a single province. The term of a cateo is based on its area: 150 days for the first unit (500 hectares) and an additional 50 days for each unit thereafter. After a period of 300 days, 50% of the area over four units (2,000 hectares) must be relinquished. At 700 days, 50% of the area remaining must be relinquished. Extensions may be granted to allow for bad weather, difficult access, or similar issues. Cateos are identified by a file number or dossier number.

Cateos are awarded by the following process:

(i)	an application is made in respect of a designated area, describing a minimum work program and an estimation of the investment to be made and a schedule for exploration;

(ii)	approval is granted by the province and a formal placement on the official map or graphic register is made provided the requested area is not superseded by a previous mining right;

(iii)	publication of the claim is made in the provincial official bulletin so as to notify third parties of the claim; and

(iv)	upon expiry of a period following publication in the official bulletin, the cateo is awarded.

The length of this process varies depending on the province, and often takes up to two years. Applications are processed on a first-come, first-served, basis. During the application period, the first applicant has rights to any mineral discoveries made by third parties in the area of the cateo without its prior consent.

Until August 1995, a “canon fee”, or tax, of AR$400 per unit was payable upon the awarding of a cateo. An amendment to this law requires that a canon fee be paid upon application for the cateo. The canon fee for the cateo is paid once for the whole duration of the exploration permit.

Mina

Minas are mining concessions which permit mining on a commercial basis. Although the previous granting of a cateo is not a pre-condition for the granting of a mina, the most common way to acquire a mina would be by discovering a mine as a consequence of an exploration process under the awarding of a cateo. The area of a mina is measured in claims (“pertenencias”). Each mina may consist of one or more claim (pertenencias). “Vein mineral claim (pertenencias)” are 6 hectares and “Disseminated mineral claim (pertenencias)” are 100 hectares (relating to disseminated deposits of metals rather than discrete veins). The mining law determines the number of claim (pertenencias) allow to cover the geologic extent of the mineral deposit in question according to the applicant category (company or person). Once granted, minas have an indefinite term assuming the requirements of law and exploration development or mining is in progress.

To convert an exploration concession, or cateo, to a mining concession, or mina, a declaration of manifestation of discovery must be made wherein a point within a cateo must be nominated as a discovery point. The manifestation of discovery is used as a basis for location of the claims (pertenencias). Manifestations of discovery do not have a definite area until pertenencias are measured. Within a period following designation of a manifestation of discovery, the claimant may do further exploration, if necessary, to determine the size and shape of the ore body.

Following a publication and opposition period and approval by the province, a formal survey of the pertenencias, together forming the mina, is completed. A surveyed mina provides the highest degree of mineral rights in Argentina.

The application to the mining authority must include official cartographic coordinates of the mine location and of the reconnaissance area, and a sample of the mineral discovered. The reconnaissance area, which may be as much as twice the surface area projection of the mine, is intended to allow for the geological extent of the ore body and for site layout and development. Excess area is released once the survey plans are approved by the mining authority.

Once the application for a mine has been submitted, the holder of the mining concession may commence the mining operation. Any person opposed to the mine operation, whether a holder of an overlapping cateo, a land owner disputing the existence of the ore deposit or the class of the economic mineral, or a partner in the discovery who claims to have been neglected, must register his opposition to the operation with the mining authority.

New mining concessions may also be awarded for mines that were abandoned or for which their original mining concessions were declared to have expired. In such cases, the first person claiming an interest in the property will have priority. A new mining concession will be awarded for the mine in the condition left by the previous holder.

The titleholder of a mine must fulfill three conditions as part of its mining concession in order to maintain its title to the mining concession in good standing: (i) payment of mining canons; (ii) provision of minimum investment; and (iii) continuous mining activity (if the mine is shut down for more than four years, the mining authority may demand the mine to be reactivated and a new investment plan be submitted).

Mining canons are paid to the state (national or provincial) under which the mining concession is registered, and are paid in equal instalments twice yearly. The canon is set by national law according to the category of the mine. In general, the canon due per year is AR$80 per 6 hectare pertenencia for common ore bodies held by the mining concession, or AR$800 per 100 hectares pertenencia for disseminated ore bodies. Failure to comply with this obligation for fourteen months results in the cancellation of the mining right. However, the titleholder can recover the mining right during 45 days after being notified by the mining authority, by paying the due canon plus 20% charge as a fine. The discoverer of the mine is exempt from paying canons for three years from the date on which formal title was awarded to the mine.

The holder of the mining concession must also commit to investing in the fixed assets of the property to a minimum of at least 300 times the value of the annual mining canon, over a period of five years. In the first two years, 20% of the total required investment must be made in each year. For the final three years, the remaining 60% of the total required investment may be distributed in any other manner to the discretion of the concessionaire. The mining concession expires if the minimum required investment schedule is not met. If the exploration or exploitation works at the mine are suspended for more than four years in a row, the mining authority can require the holder of the concession to prepare and undertake a plan to activate or reactivate work. Failure to file such reactivation plan within six months results in the cancellation of the mining right. Such work must be completed on the property within a maximum period of five years.

A new mining operation and the mineral products derived from the operation are entitled to national, provincial, and municipal tax exemptions for five years (the obligation to pay mining canons is excluded from this exemption). The exemptions commence with the awarding of formal title to the mine. As discussed above, the Mining Investment Law has established a 30-year guarantee of fiscal stability for new mining projects and/or extension of existing projects which applies retroactively, once approved, to the date of presentation of the feasibility study for the project. The law allows for accelerated depreciation of capital goods, deductions in exploration costs, and access to machinery and equipment at international prices.

Environmental Regulation

Argentina’s Mining Code contains environmental provisions which are administered by each Province. Operators are liable for environmental damage. Before initiating operations, mining companies must prepare and submit an environmental impact report to the Provincial regulators. This report outlines the proposed operations and methods and what measures will be taken to minimize the impact on the environment. Updates which detail the status of operations and results are required. If the regulators determine the protection measures to be inadequate or insufficient, additional environmental protection measures may be required, and violators may be forced to cease operations and rectify any damage.

CORPORATE STRUCTURE

Name and Incorporation

7300492 Canada Inc. (“7300492”) was incorporated on December 21, 2009 under the Canada Business Corporations Act. Pursuant to an ordinary resolution passed by the sole director on February 5, 2010, 7300492 changed its name to Extorre.

On March 24, 2010, pursuant to a Plan of Arrangement (the “Arrangement”) conducted by Exeter Resource Corporation (“Exeter”) under the British Columbia Business Corporation Act Exeter transferred its Argentine assets to Extorre.

Under the Arrangement, Exeter transferred its wholly owned subsidiaries, Estelar Resources Limited (“Estelar”) and Cognito Limited (“Cognito”) to Extorre. Both Estelar and Cognito are incorporated in the British Virgin Islands. Estelar and Cognito hold the former Argentine assets (“Argentine Business”) of Exeter, including cash and working capital balances of approximately $25.0 million and the existing interests in a number of precious and base metal projects, being the Cerro Moro property, the Don Sixto property, the Estelar properties and the MRP properties (the “Argentine Assets”).

The head office of the Company is located at Suite 1660, 999 West Hastings Street, Vancouver, British Columbia, V6C 2W2.  The address for service and the registered and records office of the Company is located at Suite 2300, 550 Burrard Street, Vancouver, British Columbia V6C 2B5.

Intercorporate Relationships

As of the effective date of this report, the Company has two wholly-owned subsidiaries: Estelar and Cognito. Estelar and Cognito are incorporated in the British Virgin Islands and are registered to conduct the Company’s business in Argentina.

GENERAL DEVELOPMENT OF THE BUSINESS

The Company is engaged in the business of acquisition, exploration and development of mineral properties located in Argentina; its business development over the last year is described in the following paragraphs. Unless otherwise noted, Carlos Guzman, NCL Brasil Ltda. and Ted Coupland, Cube Consulting are both qualified persons (“QP”) under NI 43-101 responsible for the preparation of scientific or technical information in this AIF.

2010

During the first quarter Exeter and Extorre announced that they had completed the Arrangement whereby Exeter transferred its Argentine Assets together with $25.0 million to Extorre and Extorre commenced trading on the TSX under the symbol “XG”.

Additional information on the Arrangement or past financial information relating to the Argentine Assets can be viewed at Exeter’s website at www.exeterresource.com or you can review previously filed documents at www.sedar.com

During the second quarter, the Company released an updated resource estimate and NI 43-101 technical report dated May 31, 2010 prepared by an independent QP for the Cerro Moro project in Santa Cruz, Argentina.

Ongoing drilling and engineering studies on the Cerro Moro project continued through the second quarter.

Due to a significant assay backlog, with some 4,000 sample results awaited, Extorre entered into a contract for the installation and management of a dedicated on-site sample preparation facility at Cerro Moro, to be managed by an independent, accredited geochemical contractor.

During the third quarter the Company presented its Environmental Impact Assessment for the proposed Cerro Moro Mine Development to the Santa Cruz Provincial authorities. Separately, an addendum to the existing exploration permits requesting permission for the construction of a decline at Escondida Far West was prepared and submitted to the Santa Cruz Minister of Mines.

On August 3, 2010 the Company reported a new high grade gold zone on the Martina zone at the Cerro Moro project and results from the Escondida Far West and Carla zones where drilling defined high grade mineralization.

Drilling, assaying and engineering studies continued on an accelerated basis including undertaking a Preliminary Economic Assessment (“PEA”) for Cerro Morro. Consequently, the Company´s staff continued increasing.

On September 28, 2010, the Company completed a bought deal equity financing in which it sold 9,100,000 common shares at a price of $4.45 per share to raise gross proceeds of $40.5 million. The Company paid the underwriters a cash fee in an amount equal to six percent (6.0%) of the gross proceeds received from the offering and also issued 455,000 broker warrants which are exercisable to acquire one common share of the Company at an exercise price of $5.00 for a period of 12 months from closing.

Exploration activities continued at Cerro Moro with 4 drill rigs active on site. Drilling activities were primarily focused on i) the discovery of new mineral resources and ii) infill drilling on the Loma Escondida and Gabriela veins.

On October 19, 2010, the Company released the results of the PEA on the proposed Cerro Moro Mine Development. The study confirmed the robust economics of the proposed mine development.

In December, the Company engaged Perth-based GR Engineering Services Pty Ltd (“GRES”), an internationally recognised engineering firm, to commence work on a Pre-Feasibility Study (“PFS”) on the Cerro Moro project. The Company also received approval from the Santa Cruz Minister of Mines for the construction of an exploration decline at Cerro Moro.

Drill activities were initiated on the Verde and Falcon (Calandria) properties. These properties form part of the CVSA agreement that was originally signed in December 2003.

DESCRIPTION OF THE BUSINESS

General

The Company is a mineral resource exploration company. The Company’s principal property is the Cerro Morro property in Southern Argentina.

The Company is in the exploration stage of its corporate development; it owns no producing properties and, consequently has no current operating income or cash flow from the properties it holds, nor has it had any income from operations in the past three financial years. As a consequence, operations of the Company are primarily funded by equity subscriptions.

The progress on and results of work programs on the Company’s principal property is set out in the Principal Project section of this AIF. At this time, based on the exploration results to-date, the Company cannot project significant mineral production from any of its existing properties.

Specialized Skills

The Company’s business requires specialized skills and knowledge in the areas of geology, drilling, planning, implementation of exploration programs, and compliance. To date, the Company has been able to locate and retain such professionals in Canada and Argentina, and believes it will be able to continue to do so.

Competitive Conditions

The Company operates in a very competitive industry, and competes with other companies, many of which have greater technical and financial facilities for the acquisition and development of mineral properties, as well as for the recruitment and retention of qualified employees and consultants.

Business Cycles

Late in 2008 the credit crisis in the United States sent many economies, including the Canadian economy, into a recession. Since then, some markets have recovered, however, the commodity market has remained volatile. The gold market, late in 2010, made significant gains in terms of US Dollars. With the improvement in gold prices and economic conditions, along with the announcement of its updated inferred resources estimates and on-going positive drilling results, Extorre moved into prefeasibility studies on its Cerro Morro project to attempt to drive more value for its shareholders.

In addition to commodity price cycles and recessionary periods, exploration activity may also be affected by seasonal and irregular weather conditions in Argentina.

Environmental Protection Requirements

The Company’s operations are subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, and the use of cyanide which would result in environmental pollution. A breach of such legislation may result in imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and their directors, officers, contractors and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the viability or profitability of operations.

Employees

As of December 31, 2010, and the date hereof, the Company has 6 employees in Canada, and approximately 106 employees in Argentina. The Company relies on and engages consultants on a contract basis to provide services, management and personnel who assist the Company to carry on its administrative or exploration activities in Canada and Argentina.

Foreign Operations

Mineral exploration and mining activities in Argentina may be affected in varying degrees by political instability and government regulations relating to the mining industry. Any changes in regulations or shifts in political conditions may adversely affect the Company’s business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation and mine safety.

Social or Environmental Policies

In March 2010, the Company adopted its “Environment and Corporate Social Responsibility Principles and Policies”which  sets out the principles that all directors, management and employees are required to adhere to while conducting Company business. The principles are (i) environmental stewardship, which sets the objective of minimizing negative impacts on the environment; (ii) the commitment to conduct due diligence before undertaking material activities on the ground to ensure proper management of issues surrounding these activities; (iii) a commitment to engage host communities and other affected and interested parties by including all parties and providing clear and accurate information; (iv) contribute to community development; (v) upholding Human Rights; (vi) safeguarding the health and safety of workers and local populations by implementing sound health and safety policies; (vii) a commitment to accurate and transparent reporting; and (viii) the commitment to ethical business practices.

Risk Factors

Properties in which the Company has or is acquiring an interest, are all currently at the exploration stage. The activities of the Company are speculative due to the high risk nature of its business which is the acquisition, financing, exploration and development of mining properties. The following risk factors, which are not exhaustive, could materially affect the Company’s business, financial condition or results of operations and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. These risks include but are not limited to the following:

Risks Associated with Our Operations and Mineral Exploration

We have no operating history.

Although all persons who will be involved in the management of the Company have had long experience in their respective fields of specialization, we have no operating history upon which prospective investors can evaluate our performance.

We operate in the resource industry, which is highly speculative, and has certain inherent exploration risks which could have a negative affect on our operations.

Resource exploration is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. The marketability of minerals acquired or discovered by us may be affected by numerous factors which are beyond our control and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors such as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection. Any one or a combination of these factors may result in the Company not receiving an adequate return on our investment capital.

We have no known reserves and no economic reserves may exist on our properties, which could have a negative affect on our operations and valuation.

Despite exploration work on our mineral claims, no mineral reserves have been established on any of our mineral properties. In addition, we are still engaged in exploration on all of our properties and although we have completed a preliminary economic assessment and are in the process of completing a prefeasibility study on our Cerro Moro Project, substantial additional work will be required in order to determine if any economic deposits exist on our properties. We may expend substantial funds in exploring some of our properties only to abandon them and lose our entire expenditure on the properties if no commercial or economic quantities of minerals are found. Even if commercial quantities of minerals are discovered, the exploration properties might not be brought into a state of commercial production. Finding mineral deposits is dependent on a number of factors, including the technical skill of exploration personnel involved. The commercial viability of a mineral deposit once discovered is also dependent on a number of factors, some of which are the particular attributes of the deposit, such as content of the deposit including harmful substances, size, grade and proximity to infrastructure, as well as metal prices and the availability of power and water in sufficient supply to permit development. Most of these factors are beyond the control of the entity conducting such mineral exploration. We are an exploration and development stage company with no history of pre-tax profit and no income from our operations. There can be no assurance that our operations will be profitable in the future. There is no certainty that the expenditures to be made by us in the exploration and development of our properties will result in discoveries of mineralized material in commercial quantities. Most exploration projects do not result in the discovery of commercially mineable deposits and no assurance can be given that any particular level of recovery of mineral reserves will in fact be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) mineral deposit which can be legally and economically exploited. There can be no assurance that minerals recovered in small scale tests will be duplicated in large scale tests under on-site conditions or in production. If we are unsuccessful in our exploration and development efforts, we may be forced to acquire additional projects or cease operations.

We do not own certain of our properties but are required to make option payments and exploration expenditures to earn our interest. If we are unable to make the required outlays, our entire investment could be lost.

Certain of our properties are currently held under option. We have no ownership interest in these properties until we meet, where applicable, all required property expenditures, cash payments, and common share issuances. If we are unable to fulfil the requirements of these option agreements, it is likely that we would be considered in default of the agreements and the option agreements could be terminated resulting in the complete loss of all expenditures and required option payments made on the properties to that date.

We conduct mineral exploration in foreign countries which have special risks which could have a negative affect on our operations and valuation.

Our exploration and development operations are located in Argentina. Foreign countries can experience economic instability associated with unfavourable exchange rates, high unemployment, inflation and foreign debt. These factors could pose serious potential problems associated with our ability to raise additional capital which will be required to explore and/or develop any of our mineral properties. For example, although estimates of inflation in Argentina vary considerably, such estimates for 2010 range from approximately 20-25%, and may in fact be higher. Inflation of this magnitude would impact the cost of carrying out our business plans in Argentina. Developing economies have additional risks, including: changes to or invalidation of government mining laws and regulations; expropriation or revocation of land or property rights; changes in foreign ownership rights; changes in foreign taxation rates; corruption; uncertain political climate; terrorist actions or war; and lack of a stable economic climate. For example, on June 20, 2007, legislation was passed by the Provincial government, in Mendoza Argentina, prohibiting the use of chemicals typically used in the extraction of gold and other metals in the province, affecting all mining companies that use such extraction techniques, and effectively putting our Don Sixto project on hold. On February 28, 2011 the Argentine President enacted Decree 207/2011 which regulates Law 26,639 (the Law on Minimum Standards for the Protection of Glaciers and the Peri-glacial Environment). Decree 207/2011 has only regulated 4 out of the 17 sections of Law 26,639. The general outlines established by the Decree establish the specific objectives of the National Glacier Inventory, define the Strategic Environmental Evaluation as the systematic process of study of the environmental impact of the policies, plans or programs and their alternatives, including the preparation of a written report and the evaluation conclusions as well as their use in the public decision proceedings and appoints the Environment and Sustainable Development Secretariat of Chief Ministry as the application authority of Law 26,639. In addition, indigenous and community organizations can impact government mining regulations resulting in additional uncertainty. The presence or persistence of any of these conditions could have a negative effect on our operations and could lead to us being unable to exploit, or losing outright, our rights.  This would have a negative impact on the Company and the value of our securities.

Argentina’s economy has a history of instability and future instability and uncertainty could negatively affect our ability to operate in the country.

Since 1995, Argentina’s economy has suffered periods of instability, which include high inflation, capital flight, default on international debts and high government budget deficits. Results of these problems included domestic disturbances and riots, government resignations and instability in the currency and banking system. The inflation rate in Argentina varies considerably and in 2010 ranged between 20-25%. Such disorder in the future, including significant increases in the rate of inflation, could make it difficult or impossible for us to operate effectively in the country and require us to reduce or suspend our operations in Argentina.

Our operations contain significant uninsured risks which could negatively impact future profitability as we maintain no insurance against our operations.

Our exploration and development of our mineral properties contains certain risks, including unexpected or unusual operating conditions including rock bursts, cave-ins, flooding, fire and earthquakes. It is not always possible to insure against these risks. Should events such as these arise, they could reduce or eliminate our assets and shareholder equity as well as result in increased costs and a decline in the value of our securities. We expect to maintain only general liability and director and officer insurance but no insurance against our properties or operations. We may decide to take out this insurance in the future if it is available at economically viable rates.

We have not surveyed any of our properties, have no guarantee of clear title to our mineral properties and we could lose title and ownership of our properties which would have a negative affect on our operations and valuation.

Only a preliminary legal survey of the boundaries of some of our properties has been done and, therefore, in accordance with the laws of the jurisdictions in which these properties are situated, their existence and area could be in doubt. If title is disputed, we will have to defend our ownership through the courts. In the event of an adverse judgment, we would lose our property rights.

The natural resource industry is highly competitive, which could restrict our growth.

We compete with other exploration resource companies which have similar operations, and many competitors have operations, financial resources and industry experience greater than ours. This may place us at a disadvantage in acquiring, exploring and developing properties. These other companies could outbid us for potential projects or produce minerals at lower costs which would have a negative effect on our operations.

Mineral operations are subject to market forces outside of our control which could negatively impact our operations.

The marketability of minerals is affected by numerous factors beyond our control including market fluctuations, government regulations relating to prices, taxes, royalties, allowable production, imports, exports and supply and demand. One or more of these risk elements could have an impact on the costs of our operations and if significant enough, reduce the profitability of our operations and threaten our continuation.

We are subject to substantial environmental requirements which could cause a restriction or suspension of our operations.

Our current and anticipated future operations require permits from various governmental authorities and such operations are and will be governed by laws and regulations governing various elements of the mining industry. Our exploration activities in Argentina will be subject to various Federal, Provincial and local laws governing land use, the protection of the environment, prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal and toxic substances. Such operations and exploration activities are also subject to substantial regulation under these laws by governmental agencies and may require us to obtain permits from various governmental agencies.

Exploration generally requires one form of permit while development and production operations require additional permits. There can be no assurance that all permits which we may require for future exploration or possible future development will be obtainable at all or on reasonable terms. In addition, future changes in applicable laws or regulations could result in changes in legal requirements or in the terms of existing permits applicable to us or our properties. This could have a negative effect on our exploration activities or our ability to develop our properties.

We are also subject to environmental regulations which require us to minimize impacts upon air, water, soils, vegetation and wildlife, as well as historical and cultural resources, if present. In Argentina, prior to conducting operations, miners must submit an environmental impact assessment to the provincial government, describing the proposed operation and the methods to be used to prevent environmental damage. The Company submitted this report to the provincial authorities in Argentina in September 2010 and a response from the authorities is still pending. Approval must be received from the applicable bureau and/or department, which will also conduct ongoing monitoring of operations before exploration can begin. In addition, landowners must consent to any access and work within their property. While to date we have been able to secure necessary access agreements from landowners in areas where our properties are located, if in the future a landowner believes that our activities are producing environmental damage, the landowner could apply to the courts seeking damages or requesting an injunction or suspension of our activities.

On June 20, 2007, legislation was passed by the Provincial government, in Mendoza Argentina, prohibiting the use of chemicals typically used in the extraction of gold and other metals in the province. The legislation effectively puts our Don Sixto project on hold, unless the government amends the law.

As we are presently at the exploration and development stage, the disturbance of the environment is limited and the costs of complying with environmental regulations are minimal. However, if operations result in negative effects upon the environment, government agencies will likely require us to provide remedial actions to correct the negative effects.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or other remedial actions.

Financing Risks

Global financial conditions may adversely impact operations and the value and price of our common shares.

Global financial conditions have been subject to increased volatility and numerous financial institutions have either gone into bankruptcy or have had to be rescued by governmental authorities. Access to public financing has been negatively impacted by both sub-prime mortgages and the liquidity crisis affecting the asset-backed commercial paper market. These factors may impact our ability to obtain equity or debt financing in the future and, if obtained, on terms favourable to us. If these increased levels of volatility and market turmoil continue, our operations could be adversely impacted and the value and the price of our common shares could be adversely affected.

We will require additional equity financings, which will cause dilution to existing shareholders.

We have limited financial resources and no operating cash flow. As of the end of December 31, 2010, our historical net loss under Canadian generally accepted accounting principles totalled $107,916,000. Continued exploration efforts will require additional capital to help maintain and to expand exploration on our principal exploration properties. Additionally, if we decide to proceed with a feasibility study on any of our primary properties, substantial additional funds will be required to complete the study as well as to complete the acquisition of the projects held under option agreements. Late in fiscal year 2008, resulting from the on-going credit crisis centered in the United States, many economies including that of Canada went into a recession. This recession impacted investor confidence and reduced the availability of risk capital. If we are unable to obtain sufficient financing in the future, we might have to dramatically slow exploration and development efforts and/or lose control of our projects. If equity financings are required, then such financings could result in significant dilution to existing or prospective shareholders.

We have a lack of cash flow sufficient to sustain operations and do not expect to begin receiving operating revenue in the foreseeable future.

None of our properties have advanced to the commercial production stage and we have no history of earnings or cash flow from operations. We have paid no dividends on our common shares since incorporation and do not anticipate doing so in the foreseeable future.  Any future additional equity financing would cause dilution to current shareholders. If we do not have sufficient capital for our operations, management would be forced to reduce or discontinue our activities, which would have a negative effect on the value of our securities.

We operate in Argentina and are subject to currency fluctuations which could have a negative affect on our operating results.

Our operations are located in Argentina which makes us subject to foreign currency fluctuation as our accounts will be maintained in Canadian dollars while certain expenses will be enumerated in U.S. dollars, Australian dollars and the local currency. Such fluctuations may adversely affect our financial position and results. Management may not take any steps to address foreign currency fluctuations that will eliminate all adverse effects and, accordingly, we may suffer losses due to adverse foreign currency fluctuations.

Risks Relating to our Common Shares

The market for our common shares is subject to volume and price volatility which could negatively affect a shareholder’s ability to buy or sell our common shares.

The market for our common shares may be highly volatile for reasons both related to our performance or events pertaining to the industry (i.e. mineral price fluctuation/high production costs/accidents) as well as factors unrelated to us or our industry such as economic recessions and changes to legislation in the countries in which we operate. In particular, market demand for products incorporating minerals in their manufacture fluctuates from one business cycle to the next, resulting in changes in demand for the mineral and an attendant change in the price for the mineral. Since our listing on the Toronto Stock Exchange, the price of our common shares has fluctuated between $1.30 and $7.34. Our common shares can be expected to be subject to volatility in both price and volume arising from market expectations, announcements and press releases regarding our business, and changes in estimates and evaluations by securities analysts or other events or factors. In recent years, the securities markets in the U.S. and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly small-capitalization companies such as Extorre, have experienced wide fluctuations that have not necessarily been related to the operations, performances, underlying asset values, or prospects of such companies. For these reasons, our common shares can also be subject to volatility resulting from purely market forces over which we will have no control such as that experienced recently resulting from the on-going credit crisis centred in the United States. Further, despite the existence of a market for trading our common shares in Canada and the United States, our shareholders may be unable to sell significant quantities of our common shares in the public trading markets without a significant reduction in the price of the stock.

We depend upon key management employees, the absence of which would have a negative affect on our operations.

We depend on the business and technical expertise of our management and key personnel, including Eric Roth, the President and Chief Executive Officer. It is unlikely that this dependence will decrease in the near term. As our operations expand, additional general management resources will be required. We may not be able to attract and retain additional qualified personnel and this would have a negative effect on our operations. We have entered into a formal services agreement with Eric Roth, our President and Chief Executive Officer and with certain other officers. We maintain no “key man” life insurance on any members of our management or directors.

Certain of our officers and directors may have conflicts of interest, which could have a negative affect on our operations.

Certain of our directors and officers are also directors and/or officers and/or shareholders of other natural resource companies. While we are engaged in the business of exploring for and exploiting mineral properties, such associations may give rise to conflicts of interest from time to time. Our directors are required by law to act honestly and in good faith with a view to uphold the best interests of the Company and to disclose any interest that they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of our board of directors, any director in a conflict must disclose his interest and abstain from voting on the matter. In determining whether or not we will participate in any project or opportunity, our directors will primarily consider the degree of risk to which we may be exposed and our financial position at the time.

The Company could be deemed a passive foreign investment company which could have negative consequences for U.S. investors.

The Company could be classified as a Passive Foreign Investment Company (“PFIC”) under the U.S. tax code. If the Company is declared a PFIC, then owners of the Company’s common shares who are U.S. taxpayers generally will be required to treat any so-called “excess distribution” received on its common shares, or any gain realized upon a disposition of common shares, as ordinary income and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer makes a qualified electing fund (“QEF”) election or a mark-to-market election with respect to the Company’s common shares. A U.S. taxpayer who makes a QEF election generally must report on a current basis its share of the Company’s net capital gain and ordinary earnings for any year in which the Company is classified as a PFIC, whether or not the Company distributes any amounts to its shareholders.

U.S. securityholders may not be able to enforce their civil liabilities against us or our directors, controlling persons and officers.

It may be difficult for securityholders in the United States to enforce actions against us on the basis of U.S. securities law liabilities. We are a corporation incorporated in Canada under the Canada Business Corporations Act. A majority of our directors and officers are residents of Canada or other countries and all of our assets and our subsidiaries are located outside of the U.S. Consequently, it may be difficult for U.S. securityholders to effect service of process in the U.S. upon those directors or officers who are not residents of the U.S., or to realize in the U.S. upon judgments of U.S. courts predicated upon civil liabilities under U.S. securities laws. In addition, you should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or other laws of the United States.

Increased costs and compliance risks as a result of being a public company.

Legal, accounting and other expenses associated with public company reporting requirements have increased significantly in the past few years. The Company anticipates that general and administrative costs associated with regulatory compliance will continue to increase with ongoing compliance requirements under the Sarbanes-Oxley Act of 2002, as well as any new rules implemented by the SEC, Canadian Securities Administrators, the NYSE Amex Equities and the TSX in the future. These rules and regulations may significantly increase the Company’s legal and financial compliance costs and make some activities more time-consuming and costly. There can be no assurance that the Company will continue to effectively meet all of the requirements of these regulations, including Sarbanes-Oxley Section 404 and National Instrument 52-109 of the Canadian Securities Administrators (“NI 52-109”). Any failure to effectively implement internal control over financial, or to resolve difficulties encountered in their implementation, could harm the Company’s operating results, cause the Company to fail to meet reporting obligations or, when required, result in management being required to give a qualified assessment of the Company’s internal control over financial reporting or, if and when required, the Company’s independent auditors providing an adverse opinion regarding the Company’s internal controls. Any such result could cause investors to lose confidence in the Company’s reported financial information, which could have a material adverse effect on the trading price of the Common Shares.

These rules and regulations have made it more difficult and more expensive for it to obtain director and officer liability insurance, and the Company may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage in the future. As a result, it may be more difficult for the Company to attract and retain qualified individuals to serve on its board of directors or as executive officers. If the Company fails to maintain the adequacy of its internal control over financial reporting, the Company’s ability to provide accurate financial statements and comply with the requirements of the Sarbanes-Oxley Act of 2002 and/or NI 52-109could be impaired, which could cause the Company’s stock price to decrease.

As a “foreign private issuer”, the Company is exempt from Section 14 proxy rules and Section 16 of the Securities Exchange Act of 1934.

The Company is a “foreign private issuer” as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”). Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the U.S. Exchange Act pursuant to Rule 3a12-3 of the U.S. Exchange Act. Therefore, the Company is not required to file a Schedule 14A proxy statement in relation to the annual meeting of shareholders. The submission of proxy and annual meeting of shareholder information on Form 6-K may result in shareholders having less complete and timely information in connection with shareholder actions. The exemption from Section 16 rules regarding reports of beneficial ownership and purchases and sales of common shares by insiders and restrictions on insider trading in our securities may result in shareholders having less data and there being fewer restrictions on insiders’ activities in our securities.

PRINCIPAL PROJECT

CERRO MORO

Acquisition terms

Pursuant to an agreement dated December 30, 2003 Estelar secured the right to acquire a 100% interest in the Cerro Moro Project by paying U.S.$100,000 to Cerro Vanguardia Sociedad Anonima (“CVSA”) and incurring U.S.$3 million in expenditures, including the completion of 8,000 metres of drilling. The interest is subject to a 2% net smelter royalty in favour of CVSA.

On March 3, 2009, Estelar announced that it had entered into a definitive Contrato de Union Transitoria de Empresas (“UTE”) agreement with Fomento Minera de Santa Cruz Sociedad del Estado (“Fomicruz”), a company owned by the Government of Santa Cruz Province, Argentina.  The UTE agreement sets out the key terms for Fomicruz’s participation in the future development of the Cerro Moro project in Santa Cruz, and provides access to Fomicruz’s significant landholding adjacent to Cerro Moro. The details of the definitive agreement are as follows:

(i)	Fomicruz will acquire a 5 percent interest in the Company’s Cerro Moro project;
(ii)
Estelar will have the right to earn up to an 80 percent interest in Fomicruz’s exploration properties adjoining the Cerro Moro project by incurring US$10 million in exploration expenditures over a number of years;

(iii)
Estelar will finance all exploration and development costs of the Cerro Moro project, and on the Fomicruz properties, and Fomicruz will repay an agreed amount of those costs from 50 percent of its share of net revenue from future operations; and

(iv)	Estelar will manage the exploration and potential future development on the properties.

As of the effective date of this report, neither Estelar nor Fomicruz had satisfied the requirements to earn an interest in the other’s property.

Unless stated otherwise, information of a scientific or technical nature regarding the Cerro Moro Project is summarized, derived or extracted from the technical report entitled “Cerro Moro Project Preliminary Economic Assessment Technical Report NI 43-101” dated December 2, 2010, which was prepared by Carlos Guzman, MAusIMM on behalf of NCL Ingenieria y Construccion Ltda. (the “Cerro Moro PEA”), and from the technical report entitled “Independent Technical Report (NI 43-101) – Resource Estimation for the Cerro Moro Project, Santa Cruz Province Argentina” dated May 31, 2010 (the “Cerro Moro Resource Estimation”) prepared by Cube Consulting Pty Ltd., each of which is compliant with NI 43-101. Carlos Guzman, the author of the Cerro Moro PEA, is a QP within the meaning of NI 43-101. Ted Coupland, the author of the Cerro Moro Resource Estimation, is a QP within the meaning of NI 43-101.

The reader is cautioned that the following is an abridged summary only. To put the contents hereof in the context of the full technical report, together with its illustrations, figures, footnotes, bibliography, assay certificates, etc., the reader should view the full technical report on SEDAR at www.sedar.com.

Property Description and Location

The Cerro Moro Project is located in southern Argentina, some 60 kilometres (100 kilometres by road) southwest of Puerto Deseado, a port city in the Province of Santa Cruz. The project area is geographically centered at approximately 48º 01’ 55” south latitude and 66º 33’ 45” west longitude.

In May 2007, Estelar exercised its option to acquire certain mineral properties from CVSA including Cerro Moro and CVSA transferred the 14 Cerro Moro concessions to Estelar. CVSA retains a 2% net smelter royalty from any future production at Cerro Moro. An additional four concessions have been acquired bringing the total project area to 17,677 hectares. Two concessions are held under the Cateo category and the remainder under the Manifestaciones de Discubrimiento (manifestation of discovery) category. Fomicruz will have a 5% participation interest in Cerro Moro on the issuing of all required concessions and permits to commence mining at Cerro Moro.

The surface rights in the Cerro Moro Project are owned by three separate landowners. We do not own any surface rights and have signed access agreements with three of the surface owners covering the farms Cerro Moro, El Mosquito and San Jorge.

A comprehensive suite of groundwater studies was completed for the Environmental Impact Assessment that was submitted in September 2010 to Santa Cruz authorities. The studies confirmed that sufficient groundwater should be accessible to support the proposed Cerro Moro mining project.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Cerro Moro is accessible by road from the cities of Rio Gallegos or Comodoro Rivadavia. The major centres in close proximity to Cerro Moro are Puerto Deseado, approximately 100 kilometres by road to the north-east and Puerto San Julian, approximately 260 kilometres by road to the south-west. Farm tracks are used to access the individual exploration prospects from our base camp. All basic goods and services are available at these nearby centres. Power in the major towns is provided from the Argentine national power grid, but this does not extend to the Cerro Moro Project area. Generators are used to provide power to the Cerro Moro base camp and water is sourced from boreholes. We source our drilling water from old exploration holes which intersected water inflows.

Santa Cruz Province experiences a dry climate in the rain shadow of the Andes to the west. Rainfall averages 200 millimetres per year. The Cerro Moro area is semi-arid with highest rainfall, and occasional snow falling in the winter. Exploration is possible on a year-round basis.

Cerro Moro has very low relief with an average elevation of 115 metres above sea level. There are no permanent watercourses though saline lagoons and saltpans are found throughout the area.

History

The discovery of gold mineralization at Cerro Moro by Mincorp resulted from regional Landsat TM satellite imagery analysis and a follow up helicopter based regional rock chip sampling programme. Mincorp acquired the exploration concessions in November 1993 and actively explored Cerro Moro until February 2000.

Geological Setting

Cerro Moro is geologically located within the Deseado Massif, which is a tectonic block in the central-portion of the Santa Cruz Province, covering an area of approximately 60,000 square kilometres.

The oldest rocks within the Deseado Massif are the Upper Pre-Cambrian and Lower Palaeozoic metamorphics of the La Modesta Formation (also known as the Rio Deseado Complex). This formation is intruded by granites of Lower to Middle Palaeozoic age. These rocks are in turn unconformably overlain by continental sandstone of the La Golondrina and El Tranquilo Formations, which were deposited in a series of graben and half-graben structures. The Cerro Moro Project area is interpreted to be underlain by volcanic stratigraphy which has been broadly assigned to the Bahia Laura Group. Some 30% of the project is covered by younger Tertiary marine sediments and Quaternary gravels.

During the Jurassic and Cretaceous Periods the region underwent extensional tectonics, which initially resulted in the epiclastic and pyroclastic Roca Blanca Formation, followed by the widespread mafic volcanic field of the BajoPobre Formation during the Mid-Jurassic. During the Mid and Upper Jurassic these rocks were overlain by felsic and intermediate volcanics and sediments of the Bahia Laura Group. The Bahia Laura Group includes the Chon Aike and La Matilde Formations. The Chon Aike Formation constitutes a thick sequence of rhyolitic ignimbrites, tuffs and volcaniclastics, and is interpreted to host the gold mineralization at Cerro Moro.

During the Early Tertiary Period – Paleocene Epoch the region was draped with continental and marine sediments. More recently, during the Late Tertiary Period to Pleistocene Epoch, basaltic lava flows were extruded but these are not observed at Cerro Moro.

Exploration

Work at Cerro Moro during 2009 and Quarter 1, 2010 concentrated on drilling the Escondida Prospect.  Other regional exploration activities during this period included target generation through geophysical surveys and satellite imagery, minor RC scout drilling, mapping and sampling.  Work in Quarter 2, Quarter 3 and Quarter 4 has focussed on:

1.           Cerro Moro PEA and Pre-Feasibility Drilling.

2.           Resource Extension and Infill Drilling at the Known Prospects.

3.           New Discovery Drilling.

Mineralization

Polymetallic gold-silver mineralization is associated with epithermal veins. High-grade gold and silver mineralization is strongly associated with the presence of sulphides such as: pyrite, sphalerite, galena, acanthite and chalcopyrite. Detrimental toxic elements such as arsenic and mercury are at relatively low levels. The presence of yellow sphalerite and adularia are indicative of low temperature formation. At least two mineralization pulses have been observed. The first pulse deposited clean white quartz veins with low sulphide content and is generally poorly mineralized. This has been interpreted as the product of shallow, circulating meteoric dominated water with scarce mixing of magmatic water. A second, later pulse, consisting of black silica is rich in sulphides and hosts high-grade mineralization. Precious metal deposition is interpreted to be the product of mixing of magmatic dominated water with meteoric waters. Boiling textures, vein breccias and repeated quartz overgrowths with sulphidic ginguro bands are also observed. Coarse silver sulphide (acanthite) and electrum have been observed in several ore shoots and are common in the Escondida prospects.

Drilling

During 2009 and Quarter 1, 2010 the drilling focussed primarily on the Escondida prospect, with 327 diamond drill holes being drilled for 39,723 metres to the February 12, 2010 (data cut off date for April 2010 resource estimate).

Up until November 30, 2010, a total of 1,084 drill holes for 131,365 m had been completed at the Cerro Moro Project.  Of this total, approximately 26% (33,881 m) corresponds to RC drilling and 74% (97,484 m) corresponds to diamond drilling. Approximately 81% of the drilling has been conducted on the Escondida, Gabriela, Esperanza, Loma Escondida and Deborah prospects, with approximately 52% of the drilling solely at the Escondida prospect.

All diamond core drilling has been HQ3 size utilising triple tube equipment. The majority of diamond core holes were drilled using the Ballmark orientation system to provide accurate core orientations. Where water was intersected in reverse circulation percussion holes, resulting in lower sample recoveries, drilling was converted to diamond core to test the target zones.  Reverse circulation percussion holes and percussion pre-collars to diamond drill holes were drilled with face-sampling hammers with hole diameters between 13.0 and 14.0 centimetres.

Sampling and Analysis

All the diamond holes drilled by Estelar were orientated using the Ballmark system. The system uses gravity to make a mark on an aluminum disk with a small ball, which represents the bottom of the hole in the oriented core. One of the Company’s technicians on the drill site measures core recovery and draws an initial orientation line on the core. The drill core is then placed in marked wooden core boxes at the drill site and transported to the Estelar camp (located at the north-western corner of the property) for processing.

The orientation is verified at the camp before detailed geotechnical logging by trained specialist technicians. Geotechnical logging documents rock quality, which includes structural measurements of defects. All data is recorded on a metre by metre basis and include; recovery, rock quality designation, strength, weathering, and the orientation of fractures. Utilising the orientation line (which represents the bottom of the hole) “alpha” and “beta” measurements are taken of the fractures. The alpha angle is the angle between the fracture plane and core axis. The beta angle is the angle between the axis of the fracture and orientation line measured in clockwise direction. Knowing the alpha and beta angles of the fractures and the orientation of the hole (dip and azimuth), the true spatial position of the fractures can be calculated (dip and dip direction) using Dips software.

Core recoveries are estimated, per drill run, using the core marker blocks and are also calculated on a metre by metre basis. Good recoveries have been obtained with an average of over 95 percent.

Every diamond hole is digitally photographed, wet and dry, by technicians before cutting and sampling. The geology is recorded by geologists following orientation of the core. The stratigraphic and lithologic units are recorded and entered into the data-base to allow the construction of geological sections. Alteration and mineralization data are also recorded. Structural measurements of faults, veins and geological contact are taken with a Brunton compass in an orientation frame utilising the orientation line as a reference.

On completion of logging and photography a geologist marks the core for sampling. Sample lengths through the obvious mineralized zones vary between 0.3 and 1.5 metres dependent on geological and structural contacts, and these samples are classified as “high priority”. The remainder of each drill hole, classified as “low priority”, is generally sampled every one metre.  Estelar’s technicians utilise a diamond saw on-site to cut the core in half. One half of the core is sampled and sent to the laboratory and the remaining half is stored on-site in the core boxes. The core saw is cleaned with a brick or other abrasive stone between each high priority sample to eliminate contamination between potential high grade samples. The samples are placed in marked plastic bags, sealed and transported to the assay laboratory.

Reverse circulation percussion drilling samples are collected using a cyclone attached to the drill rig at one metre intervals. The geological logging is performed by Estelar’s geologists at the drill site. On completion of the logging the geologist determines the sample interval lengths of the high and low priority zones. The high-priority, potentially mineralized, zones are sampled at one metre intervals and composite samples of three metres are collected through the low priority zones. Each of the one metre samples are stored in plastic bags and are weighed and recorded by technicians at the drill site. The geologist records the diameter of the drilling tools (bit and shoes) at the beginning and end of each hole and uses these measurements to calculate an estimated weight of each sample. In this way the recovery of each sample can be calculated, assuming a density of 2.5, where recoveries average above 85 percent. The sampling is performed at the Company’s camp by technicians, utilising a riffle splitter, where each metre sample is split 3 times. The average 1 metre sample weight is approximately 3 kilograms, with an average of 9 kilograms for the 3 metre composite samples.

The author of the Cerro Moro Resource Estimation expressed the opinion that the various steps taken by Estelar to ensure the integrity of analytical data are consistent with standard industry practice particularly in the exploration for precious metals. The sampling procedures are consistent with the author of the Cerro Moro Resource Estimation’s understanding of the style of mineralization and structural controls in the various deposits and the examination of drill cores, particularly in regard to the recognition of mineralized intervals verified the soundness of the core sampling procedure.

Geochemical standards have been used by Estelar in all geochemical sampling and drilling programmes at Cerro Moro. From June 2003 to March 2007 the standards were inserted every 40 samples. From March 2007, standards are frequently inserted every 20 samples. The majority of standards are provided by Geostats Pty. Ltd. of Australia. To December 2009, a total of 2,129 standards have been used from over 20 different standard types with recommended assay values varying from 0.33 to 47.24 g/t Au. The assays provided by ACME have been statistically analysed and separated into categories according to the recommended standard values. This analysis demonstrated that the greatest irregularities are associated with the lowest grade samples, however, standards with higher than recommended values have returned more acceptable levels.

Geochemical blanks prepared from barren quartz have been submitted into the geochemical and drilling sample stream. From June 2003 to March 2007 the blanks were inserted every 40 samples. From March 2007 blanks are frequently inserted every 20 samples. These were offset with the standards giving a control sample every 10 samples. Approximately 90% of the results assayed either below the detection limit of 0.005 or the value 0.005 g/t Au.

The author of the Cerro Moro Resource Estimation expressed the opinion that all logging, sampling and data QAQC procedures during 2009 were carried out to a high industry standard and record keeping and database management is excellent. The author of the Cerro Moro Resource Estimation also expressed his belief that the current database provides an accurate and robust representation of the Cerro Moro Project and is appropriate for ongoing resource evaluation.

Security of Samples

Sampling of rock chips, trenches and rock chip channel samples, percussion chips and drill cores has been conducted on-site by Company personnel under the supervision of experienced Company geologists.

Assay samples are placed in sealed plastic bags with a numbered sample tag firmly stapled inside the bag. Depending on individual sample size, two to six samples are then placed in larger woven plastic bags which are then sealed with cable ties and numbered in readiness for transport to the laboratory.

The majority of the Company’s samples were transported from site by Company vehicle to the bus station in either Caleta Olivia City or to Comodoro Rivadavia City. The samples were then transported by bus to the ALS Chemex preparation facility in Mendoza, Argentina. Commencing in July, 2008, due to the quantity of samples being generated at the time, samples were transported by a private contractor (30 tonne capacity truck) from site directly to the ACME sample preparation facility in Mendoza, Argentina.

The author of the Cerro Moro Resource Estimation witnessed all aspects of sample preparation and dispatch carried out by the Company’s staff. In addition, the author of the Cerro Moro Resource Estimation visited the ACME sample preparation facility in Mendoza, Argentina and noted it to be a well organised, clean and high quality facility. The author of the Cerro Moro Resource Estimation expressed the opinion that the sample preparation, security and analytical procedures employed by the Company are consistent with standard industry practice particularly in the exploration for precious metals.

Mineral Resource Estimates

On April 19, 2010, Extorre announced the second National Instrument 43-101 compliant mineral resource estimate related to the Cerro Moro gold-silver project in Argentina.  The April 2010 resource estimate of the Cerro Moro Project is the first undertaken by Cube Consulting Pty Ltd. and supersedes a previous estimate by Snowden Mining Industry Consultants announced on July 8, 2009 (Bargmann et al, 2009).

The April 19, 2010 Cerro Moro Resource Estimation was prepared by Mr. Ted Coupland, MAusIMM, CPGeo, Director and Principal Geostatistician of Cube Consulting Pty Ltd.  The mineral resource estimates have been classified and reported in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum guidelines (CIM 2005) National Instrument 43-101.  Mr. Ted Coupland is ‘independent’ and a ‘qualified person’ as defined by National Instrument 43-101.

For most prospects, a clear distinction between a main epithermal quartz vein structure and surrounding stock work mineralisation could be determined based on detailed geological logging and core photography.  The resulting 3D mineralisation model reflects an in-situ geological model whereby no cut-off grade or minimum mining width criteria has been applied to the interpretation.  Cerro Moro mineral resources have been estimated within geologically defined volumes from which a subset has been reported above a 1 parts per million (ppm) gold equivalent cut-off.  A summary of the Cerro Moro Indicated and Inferred mineral resources above a cut-off of 1 ppm gold equivalent are shown in the following two tables:

Cerro Moro Indicated Mineral Resources above 1 ppm Gold Equivalent

Zone	Tonnes	Gold (ppm)	Silver (ppm)	Gold Equivalent Grade* (ppm)	Gold (ounces)	Silver (ounces)	Gold Equivalent Ounces*

Escondida	590,000	18.9	805	32.3	357,000	15,272,000	612,000

Cerro Moro Inferred Mineral Resources above 1 ppm Gold Equivalent

Zone	Tonnes	Gold (ppm)	Silver (ppm)	Gold Equivalent Grade* (ppm)	Gold (ounces)	Silver (ounces)	Gold Equivalent Ounces*

Escondida	432,000	3.7	155	6.3	52,000	2,158,000	88,000

Loma Escondida	68,000	10.2	504	18.6	22,000	1,098,000	41,000

Gabriela	521,000	2.4	347	8.1	40,000	5,802,000	136,000

Esperanza	371,000	2.6	175	5.5	31,000	2,090,000	65,000

Deborah	579,000	2.4	48	3.2	45,000	896,000	60,000

Total	1,971,000	3.0	190	6.1	190,000	12,044,000	390,000

*Gold equivalent values have been calculated by the Company on the basis of the following parameters:

•	Long term gold price U.S.$800/Oz

•	Long term silver price U.S.$14/Oz

•	Metallurgical recovery gold 100%

•	Metallurgical recovery silver 100%

The gold equivalent value is calculated by dividing the silver grade (ppm) by 60 (approximate ratio of gold/silver U.S.$ value at that time) and adding it to the gold grade (ppm).

Key Assumptions, Parameters, and Methods Used to Estimate Mineral Resources

It is the opinion of the Qualified Person that the Indicated and Inferred mineral resources summarised in Table 1.1 and Table 1.2 respectively have reasonable prospects for economic extraction.  A number of factors have been taken into consideration when quantifying a subset of the Cerro Moro mineralised system with reasonable prospects for economic extraction. These include:

•
Potentially economic mineralization at Cerro Moro occurs at relatively shallow depths, with the majority being within 200 meters of the surface.  The shallow depth of occurrence indicates that exploitation may be achieved by well-established open pit or shallow underground mining methods.

•
The gold and silver grade of the Cerro Moro mineralisation is high by world standards.  High grade mineralisation at Cerro Moro occurs in well developed “shoot-like” zones surrounded by minor occurrences of low grade material within a distinct geological structure.

•
Extorre, with the assistance of independent engineering consultants,  has recently estimated open pit mining costs at U.S.$3.40/tonne (including tailings co-disposal) and milling and processing costs at U.S.$38/tonne. These costs provide a cut-off grade of 1.8 Au ppm gold equivalent.

•	Based on preliminary metallurgical test work gold and silver recoveries have been estimated at 95% and 90%, respectively.

•	Base assumptions for long-term gold and silver prices are U.S.$950/Oz and U.S.$16, respectively.

•	Less than 2% of the Cerro Moro gold equivalent mineral resources reported in the above Tables fall below a nominal economic cut-off grade of 1.8 Au ppm.

The Qualified Person believes that the cost and commodity price parameters set out above are consistent with those adopted by companies with similar sized projects elsewhere in the world. While the Qualified Person believes that the long-term gold and silver price assumptions of U.S.$950/Oz and U.S.$16/Oz, respectively, provide an appropriate basis for project evaluation, recent commodity spot prices have reached significantly higher levels.  During October 2010 gold and silver spot prices traded in excess of U.S.$1,300/Oz and U.S.$22.00 respectively.  It is the Qualified Person’s opinion that at current commodity spot prices there is a reasonable expectation that material below the 1.0 Au ppm gold equivalent cut-off used for reporting current mineral resources may become available for economic extraction.

The Qualified Person has extensive experience in mining similar deposits in other parts of the world with both open pit and underground methods and expects mining will be focused on extracting the full geological structure including some peripheral sub-grade mineralised material. It is the Qualified Person’s opinion that the small proportion of mineralised material that falls below a nominal economic cut-off grade of 1.8 Au ppm should be included within reportable resources as there is a strong likelihood that the majority of this material will be mined in conjunction with extracting the potentially economic component of the mineralised system. The Qualified Person believes that a range of potentially viable low grade processing options, such as heap leach technology, may provide realistic opportunities to exploit lower grade resources in the Cerro Moro project area. These options could be particularly attractive given the relatively shallow nature of mineralisation readily amenable to open-pit mining.  Such options could result in processing costs being as low as U.S.$5.50/tonne resulting in potentially economic cut-off grades of 0.3 Au ppm gold equivalent.

Exploration and Development

Based on the significant gold and silver mineralisation encountered at the various prospects at Cerro Moro to date, coupled with the interpreted potential for new discoveries on the property, numerous work programs are recommended to progress the project to a potential development stage decision.

Drilling

For the period November 2010 until mid 2011 a three component drill program is proposed:

1.           Pre Feasibility Study Related Resource Drilling: The primary goal of the Pre Feasibility Study Related Resource Drilling is the conversion of existing Inferred Resource category mineralization to the higher confidence Indicated Resource category. This drilling will be focussed on the Loma Escondida, Gabriela and Esperanza prospects.

2.           New Resource Drilling:  It is proposed that drilling at Cerro Moro continue at the Escondida, Loma Escondida, Gabriela, Martina, Lucia, and Carla prospects with the aim of extending known mineralization laterally and at depth at a sufficient drill spacing to enable the possible inclusion of new Inferred Resources in the next scheduled estimate.

3.           Discover Drilling:  Continue drilling new targets on the Cerro Moro property with the aim of discovering more Escondida-style mineralization.

Resource Estimation

An updated resource estimation for the Cerro Moro Project, compliant with the CIM Mineral Resource and Mineral Reserve Definitions, is scheduled to be completed during the third quarter of 2011.  The cut-off date for drilling to be included in this new resource calculation is expected to be around end of April, 2011.

Mine Planning

Using the updated resource estimation, which will include a significant proportion of higher confidence Indicated category resources, and utilizing the results of the Pre-Feasibility study, a mineral reserve estimation will be reported. With these results, more detailed mine planning and production schedules will be generated for both underground and open pit options.

A proposal for the construction of an exploration decline at the Escondida Far West ore shoot is also currently being evaluated.  The Far West decline would have a longitudinal extension of approximately 2.3 km, a total vertical height of 240 m, and have a gradient of 10-12 percent, and would ultimately become the haulage route for ore taken out of the underground mining operation.  The construction of this decline is expected to take approximately 18 months.

Base Line Studies

Base line studies are ongoing in support of the environmental approvals and permits required for mine development. As part of this work, and as a preliminary stage of development planning, a proposal to review alternative water sources in the area has been initiated.

Infrastructure and Engineering

In-house engineering and mine planning studies are being designed to lead to the completion of a Pre Feasibility Study by mid-2011. This work will be done at a sufficient level of detail in order to allow Extorre´s board to make a production decision for Cerro Moro.

Metallurgical Test Work

Further metallurgical test work is to be undertaken on ore samples from Cerro Moro, in particular, work designed to determine the influence of illite and other clays on the filtering process for the proposed co-disposal of tailings. In addition, further metallurgical test work will start on aspects such as thickening, filtration and recovery of gold and silver from solution (“Merrill Crowe test work”). More comminution test work of a similar nature will be carried out to extend and confirm the results to date.

DIVIDENDS

The Company has not paid any dividends since incorporation and it has no plans to pay dividends for the foreseeable future, although there are no restrictions that could prevent the Company from paying dividends.

DESCRIPTION OF CAPITAL STRUCTURE

The Company’s capital structure consists of an unlimited authorized share capital. As of December 31, 2010, the Company had 87,473,627 common shares issued and outstanding. As of the date hereof the Company has 87,547,377 common shares issued and outstanding.

As of December 31, 2010, the Company also had outstanding stock options to purchase 12,200,525 common shares with a weighted average exercise price of $2.62 per share. As of the date hereof the Company has outstanding stock options to purchase 12,126,775 common shares with a weighted average exercise price of $2.64.

All of the common shares of the Company rank equally as to voting rights, participation in a distribution of the assets of the Company on liquidation, dissolution or winding-up and the entitlement to dividends.  The holders of the common shares are entitled to receive notice of all meetings of shareholders and to attend and vote the shares at the meetings. Each common share carries with it the right to one vote.

In the event of the liquidation, dissolution or winding-up of the Company or other distribution of assets of the Company, the holders of the common shares will be entitled to receive, on a pro rata basis, all of the assets remaining after the Company has paid its liabilities. There is no set dividend rate or dividend schedule for the common shares. The board of directors of the Company will decide if and when dividends should be declared and paid.

The Company's common shares are not subject to any future call or assessment and there are no provisions for exchange, conversion, exercise, redemption or retraction.

MARKET FOR SECURITIES

The Company was incorporated on December 21, 2009 and its common shares began trading on the TSX on March 24, 2010 under the symbol “XG”.

On March 14, 2011, the Company began trading its common stock on the NYSE Amex Equities under the symbol “XG”.

The following table shows the price ranges and volume traded of the Company’s common shares on the TSX on a monthly basis for the most recently completed financial year ended December 31, 2010:

Year	Month	Open	High	Low	Close	Volume

2010	March	1.310	2.930	1.300	2.070	4,046,120
	April	2.050	3.250	2.050	3.040	9,331,807
	May	3.090	3.100	2.200	2.760	4,203,637
	June	2.750	3.000	2.670	2.680	3,493,099
	July	2.650	2.820	2.410	2.780	1,931,691
	August	2.810	3.950	2.810	3.870	4,115,420
	September	3.880	5.500	3.670	4.500	8,784,011
	October	4.500	5.780	4.330	5.780	6,105,020
	November	5.800	6.790	5.400	6.790	4,457,059
	December	6.790	7.340	5.970	6.730	4,556,832

During the year ended December 31, 2010, the Company issued 5,369,125 stock options as follows: on March 26, 835,500 stock options with a strike price of $2.04 per share; on June 24, 835,000 stock options with a strike price of $2.98 per share; on September 3, 655,000 stock options with a strike price of $4.60 per share; on September 8, 600,000 stock options with a strike price of $5.06 per share; on November 26, 100,000 stock options with a strike price of $6.12 and on December 17, 2,343,625 stock options with a strike price of $6.80 per share.

DIRECTORS AND EXECUTIVE OFFICERS

Name, Address and Occupation

The names and municipalities of residence, present positions with the Company and principal occupations during the past five years of the directors and executive officers of the Company as at December 31, 2010 are as follows:

Directors and Executive Officers

Name, Position(s) with the Company (3) and Municipality of Residence	Principal Occupation(4)	Period (s) Served as a Director
Bryce Roxburgh Co-Chairman of the Company and Director Philippines
Co-Chairman of the Company since March 2010; President and Chief Executive Officer of Exeter Resource Corporation; Chairman of Rugby Mining Limited since January 2007 and Geological consultant from 2000-2003.
March 11, 2010 to date

Yale Simpson Co-Chairman of the Company and Director West Vancouver, British Columbia, Canada
Co-Chairman of the Company since March 2010; Chairman of Exeter Resource Corporation since September 2003; President of Canaust Resource Consultants Ltd. since 1992; Director of Diamonds North Resources Ltd. since March 2002, Dynasty Metals & Mining Inc. since September 2003, Maudore Minerals Ltd. since November 2010, Silver Quest Resources Ltd. since December 2009 and Rugby Mining Limited since January 2007.
March 11, 2010 to date

Robert Reynolds(1)(2) Director Sydney, Australia
Chartered Accountant; Director of Exeter Resource Corporation since June 2007; Director of Rugby Mining Limited since January 24, 2007; Alacer Gold Corp. since March 2002 and Global Geoscience Limited since December 2007. Chairman of Alacer Gold Corp.
March 11, 2010

Ignacio Celorrio(1)(2) Director Buenos Aires, Argentina	Lawyer with Quevedo Abogados, President of Malbex San Juan S.A., President of Minera Cielo Azul S.A., and President of Inversiones Mineras Australes S.A.	March 11, 2010

James Strauss(2) Director London, UK	Partner of Strauss Partners LLP.	September 9, 2010

Name, Position(s) with the Company (3) and Municipality of Residence	Principal Occupation(4)	Period (s) Served as a Director
George Lawton(1) Director Vancouver, British Columbia, Canada	Chartered Accountant and Consulting Business Advisor.	September 9, 2010

Eric Roth President, CEO and Director of the Company Santiago, Chile	President, Chief Executive Officer and Director of the Company.	March 11, 2010

Darcy Daubaras Chief Financial Officer North Vancouver, British Columbia, Canada	Chief Financial Officer of Rugby Mining Limited and Financial Manager of Exeter Resource Corporation.	N/A

Cecil Bond Vice President of Finance Langley, British Columbia, Canada
VP of Finance since March 2010; Director of the Company from December 2009 to March 2010; Chief Financial Officer of Exeter Resource Corporation since April 2005;Chartered Accountant. Since 1996 to present Director, and at various times President, CEO and CFO of Argosy Minerals Inc; CFO of Rugby Mining Limited (formerly Carlyle Mining Corp.) from February 2007 to March 2009; Director of Rugby Mining Limited since March 2009; Director and officer of various private companies
N/A

Louis Montpellier Senior Vice President Vancouver, British Columbia, Canada
Senior Vice President of the Company since March 2010; Vice President Corporate Development of Exeter Resource Corporation since February 2010; Mining lawyer; Partner GowlingLafleur Henderson LLP from April 2001 to February 2011.
N/A
(1)	Denotes member of the Audit Committee.
(2)	Denotes member of the Compensation Committee.
(3)	For the purposes of disclosing positions held in the Company, "Company" includes the Company and any parent or subsidiary thereof.
(4)
The information as to province or state and country of residence, principal occupation and number of shares beneficially owned by (directly or indirectly or over which control or direction is exercised) has been furnished by the respective individuals.

At December 31, 2010, the Company's directors and executive officers, as a group, beneficially own, control or direct, directly or indirectly, a total of 6,313,500 shares, representing 7.22% of the Company’s common shares. As at the date of this AIF, the Company’s directors and executive officers, as a group, beneficially owned, controlled or directed, directly or indirectly, a total of 6,313,500 shares, representing 7.21% of the Company’s common shares.

Certain of the directors and officers of the Company are also directors and/or officers and/or shareholders of other natural resource companies. While the Company is engaged in the business of exploiting mineral properties, such associations may give rise to conflicts of interest from time to time. The directors of the Company are required by law to act honestly and in good faith with a view to uphold the best interests of the Company and to disclose any interest that they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict must disclose his interest and abstain from voting on such matter. In determining whether or not the Company will participate in any project or opportunity, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time.

LEGAL PROCEEDINGS

Except for the Company being engaged in a constitutional challenge of the anti-mining legislation in  Mendoza Province, Argentina, the Company is not a party to any legal proceedings, nor to the knowledge of management, are there any legal proceedings which may materially affect the business and affairs of the Company.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

The directors and officers of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interests which they may have in any project or opportunity of the Company. The directors and officers of the Company are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors and officers of conflicts of interest and the Company will rely upon such laws in respect of any directors' and officers' conflicts of interest or in respect of any breaches of duty by any of its directors and officers. Such directors or officers in accordance with applicable laws will disclose all such conflicts and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

During the current financial year and since incorporation no director, executive officer or person or company that beneficially owns, controls or directs, directly or indirectly more than 10% of the shares of the Company or any associate or affiliate of such persons or companies had any material interest, direct or indirect, in any transaction which has materially affected or is reasonably expected to materially affect the Company or its subsidiaries.

TRANSFER AGENT

The Company’s transfer agent for its common shares is Computershare Investor Services Inc., at its Vancouver, B.C. office. Computershare Investor Services United States acts as the co-transfer agent for U.S. purposes.

MATERIAL CONTRACTS

The list below are contracts which management currently considers to be material to the Company and our assets and operations.

•	Arrangement Agreement between Exeter Resource Corporation and Extorre Gold Mines Limited dated February 5, 2010;

•	Purchase and Sale Agreement between Exeter Resource Corporation and Extorre Gold Mines Limited dated March 22, 2010;
•	Share Transfer Agreement between Exeter Resource Corporation and Extorre Gold Mines Limited dated March 22, 2010;
•	Exploration and Option Agreement among Cerro Vanguardia Sociedad Anonima, Estelar Resources and Exeter Resource Corporation dated December 30, 2003; and
•	UTE Agreement between Estelar Resources Limited and Fomento Minera de Santa Cruz Sociedad del Estado dated March 3, 2009.

NAME AND INTEREST OF EXPERTS

The following persons or companies have been named as having prepared or certified a report described or included in a filing, or referred to in a filing made under National Instrument 51-102 during or relating to the most recently completed financial year:

•
Mr. Carlos Guzman, General Manager of NCL Brasil Ltda. and Principal Mining Engineer (MAusIMM), the author of the Cerro Moro PEA and Ted Coupland, Director - Geological Consulting and Principal Geostatistician of Cube Consulting Pty Ltd (MAusIMM). Neither of them have any interest in the Company.

•
PricewaterhouseCoopers LLP are the auditors who issued the auditor’s report for the Company’s annual financial statements for the financial years ended December 31, 2010 and 2009. PricewaterhouseCoopers LLP is independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia. PricewaterhouseCoopers LLP is registered with the Public Company Accounting Oversight Board.

AUDIT COMMITTEE

The Audit Committee is appointed by the board of directors of the Company to oversee the accounting and financial reporting process of the Company, the system of internal accounting and financial controls and procedures and the audit procedures and audit plans. The Audit Committee also reviews and recommends to the Board for approval the annual financial statements, the annual report and certain other documents required by regulatory authorities.

The Company’s Audit Committee Charter (the “Charter”) is attached as Appendix 1 hereto.

As at the date hereof, the Audit Committee is composed of: George Lawton, Robert Reynolds and Ignacio Celorrio, all of whom are “financially literate” and “independent” within the meaning of Multilateral Instrument 52-110 – Audit Committees (“MI 52-110”).

Mr. Lawton, Chairman of the Audit Committee is a Chartered Accountant with more than 20 years of financial experience in companies in diverse industries. His experience includes all aspects of financial reporting and accounting (external and internal), M&A integration, balance sheet restructuring, financial planning, and debt financing.  Most recently he was the Senior VP of Operational Finance for Uranium One Inc. where he was responsible for management reporting, financial planning, internal audit, enterprise risk management, and information technology.

Mr. Reynolds is a Chartered Accountant with over 35 years’ experience in commerce and practice, and with over 25 years in the mining industry, which provides him with an understanding of the accounting principles used by the Company to prepare its financial statements, the ability to assess the general application of such accounting principles and analyze or evaluate financial statements, and an understanding of internal controls and procedures for financial reporting.

Mr. Celorrio received his law degree from the Catholic University of Buenos Aires in 1996 and a Post-Graduate Specialization in Oil & Gas from the University of Buenos Aires in 2000. Mr. Celorrio is a member of the Buenos Aires Bar and has been a partner with Quevedo Abogados, a Buenos Aires law firm, since November 2007 where he practices in the areas of foreign investment, corporate and administrative law, principally in the natural resource and energy area. Mr. Celorrio has presided over several TSX-listed companies’ Argentinean subsidiaries, performing mining exploration in Argentina and is currently the president of the Argentina Uranium Exploration Companies Chamber and a member of the Argentina Mining Chamber Board.

Audit Fees, Audit-Related Tax and All Other Fees

The following table sets out the aggregate fees billed by the Company’s external auditor for the two most recently completed financial years.

PricewaterhouseCoopers LLP
Financial Year Ending	Audit Fees (1)	Audit-Related Fees (2)	Tax Fees(3)	All Other Fees(4)
2010	$120,500	$26,000	Nil	Nil
2009	$34,652	-	Nil	Nil

(1)	The aggregate fees billed by the Company’s external auditor for audit services.
(2)	The aggregate fees billed by the Company’s external auditor for assurance and services relating to the 20F registration.
(3)	The aggregate fees billed for tax compliance, tax advice and tax planning services.
(4)	Other than as disclosed above, the Company’s external auditor has not billed the Company for any products or services during the last two financial years.

ADDITIONAL INFORMATION

Additional financial and other information is provided in the following documents which can be found on SEDAR at www.sedar.com and on EDGAR website at www.sec.gov:

•	the Company’s audited consolidated financial statements and management’s discussion and analysis for the financial year ended December 31, 2010.

Copies of the above document and this AIF are also available upon request to the Chief Financial Officer of the Company at its corporate head office.